Name of issuer:  Sierra Pacific Resources
Class of securities:  Common
CUSIP Number:   826425100

Person authorized to receive communications:

                Mr. Steven C. Kleinman
"                George Weiss Associates, Hartford, CT 06103"
                (860) 247-2018

"Date of event requiring filing:  July 1, 1996"

Schedule 13D
'-
Reporting person:
"                George Weiss               Weiss Quali- GWA,Inc. Profit"
"                Associates,   Weiss Total  fied Income  Sharing Plan Trust"
                Inc.          Return L.P.  Fund III     Dated 12/1/78
                06-0985075    06-1179675   06-1189897   06-0995549

Member of group:     yes           yes          yes       yes

Source of funds:      WC           WC           WC         WC

Location:       Connecticut   Connecticut  Connecticut  Connecticut

Shares owned with:
"Sole voting powe       462,400                            54,700"

"Shared voting power                 574,400      462,600"

"Sole dispositive       462,400                            54,700"

"Shared dispositive                  574,400      462,600"

"Total owned            462,400      574,400      462,600  54,700"

% of class owned         1.54%        1.91%        1.54%   0.18%

Reporting entity      BD           PN           PN         EP

Information Section
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Item 1. Security and issuer

        Title of class of equity securities:  Common

        Principal Officers:

"        Walter M. Higgins     6100 Neil Road, Reno, Nevada 89520-3150"
"        Malyn K. Malquist     6100 Neil Road, Reno, Nevada 89520-3150"
"        Victor Pena           6100 Neil Road, Reno, Nevada 89520-3150"
"        William Peterson      6100 Neil Road, Reno, Nevada 89520-3150"

Item 2. Identity and Background

   Name                                    Principal Business

"   George Weiss Associates, Inc.           Securities broker-dealer"
   Weiss Total Return Limited Partnership  Investment company
   Weiss Qualified Income Fund III         Investment company
"   George Weiss Associates, Inc. Profit    Employee profit sharing plan"
      Sharing Plan Trust Dated 12/1/78
   Weiss Asset Management Limited          Investment advisor to above
      Partnership                             investment companies
"   George A. Weiss                         President,George Weiss Associates,"
"                                             Inc., general partner in above"
                                             investment companies and advisor
"                                             , and trustee of above employee"
                                             profit sharing plan

      The above entities were all organized in Connecticut and are located
"     at One State Street, Hartford, CT 06103. None of the persons associated"
" with the above entities has been convicted in a criminal proceeding," nor has been a party to a civil proceeding concerning securities laws.

Item 3. Source and Amount of Funds or Other Considerations

        The source of funds for purchases came from the capital of each
"        entity. The amount of funds used to make purchases totals $37,998,276."
        None of these funds were borrowed or otherwise obtained.

Item 4. Purpose of Transaction

        The purpose of the transaction is for investment purposes only.

Item 5. Interest in Securities of the Issuer

a)                                         Common Stock
   Entity                                  Owned in the         Percent of
                                              Aggregate         Outstanding
"   George Weiss Associates, Inc.                 462,400           1.54%"
"   Weiss Total Return Limited Partnership        574,400           1.91%"
"   Weiss Qualified Income Fund III               462,600           1.54%"
"   George Weiss Associates, Inc. Profit           54,700           0.18%"
      Sharing Plan Trust Dated 12/1/78

b)                                          Sole voting         Shared voting
                                           & depositive         & depositive
   Entity                                         power           power

"   George Weiss Associates, Inc.                 462,400          none"
"   Weiss Total Return Limited Partnership      none              574,400"
"   Weiss Qualified Income Fund III             none              462,600"
"   George Weiss Associates, Inc. Profit           54,700          none"
      Sharing Plan Trust Dated 12/1/78

c)
"   George Weiss Associates, Inc. Profit"
      Sharing Plan Trust Dated 12/1/78
"         5/13/96Bought                4,700shares   @   24.2367 per share"
"         5/13/96Bought               50,000shares   @   24.25   per share"

"   George Weiss Associates, Inc."
"         6/12/96Bought                2,500shares   @   23.625  per share"
"         6/13/96Bought               42,400shares   @   23.5    per share"
"          7/1/96Bought               67,000shares   @   25.5    per share"
"          7/1/96Bought               60,500shares   @   25.75   per share"
"          7/1/96Bought               42,100shares   @   25.698  per share"

   Weiss Total Return Limited Partnership
"          7/1/96Bought               34,000shares   @   25.5    per share"
"          7/1/96Bought               44,200shares   @   25.75   per share"
"          7/1/96Bought               40,800shares   @   25.698  per share"

   Weiss Qualified Income Fund III
"          7/1/96Bought               31,000shares   @   25.5    per share"
"          7/1/96Bought               40,300shares   @   25.75   per share"
"          7/1/96Bought               37,300shares   @   25.698  per share"

        All above transactions were effected through established securities exchanges.

d) Other persons have the right to receive dividends and the proceeds from the sale of securities. Such persons do not own more than five percent of the common stock.

e)      not applicable

"Item 6. Contracts, Arrangements, Understandings or Relationships with"
        Respect to Securities of the Issuer.

        No such conditions exist with respect to the securities of the issuer. The above registrants which are investment companies share a common
" investment advisor, Weiss Asset Management, L.P. The investment" companies may defer their shareholder rights to the advisor. The
"       president of George Weiss Associates, Inc. is also a general partner in"
" the investment advisor and the investment companies, and is trustee for" the employee profit sharing plan.


Signature:
"        George Weiss Associates, Inc."

        President             George A. Weiss

        Weiss Total Return Limited Partnership
        Weiss Qualified Income Fund III
        Weiss Asset Management Limited Partnership

        General Partner       George A. Weiss

"        George Weiss Associates, Inc. Profit"
              Sharing Plan Trust Dated 12/1/78

        Trustee               George A. Weiss